Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 26, 2015 at the Conference Room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated August 11, 2015. Out of the Company’s twelve directors, ten directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Wang Sidong and Liu Jiade, non-executive directors of the Company; and Anthony Francis Neoh, Chang Tso Tung, Stephen, Huang Yiping and Robinson Drake Pike, independent non-executive directors of the Company. Miao Jianmin and Zhang Xiangxian, non-executive directors of the Company, were on leave for business and authorized in writing, respectively, Liu Jiade and Wang Sidong, non-executive directors of the Company to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2015

The Board passed the Proposal Regarding the Interim Financial Reports for the First Half of 2015, which includes the financial statements for the first half of 2015 prepared in accordance with PRC GAAP, the financial statements for the first half of 2015 prepared in accordance with IFRS, the solvency report for the first half of 2015, and the report on changes in accounting estimates for the first half of 2015.

The Board reviewed and discussed the changes in accounting estimates referred to in the financial statements for the first half of 2015. In the first half of 2015, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets.

Commission File Number 001-31914

On June 30, 2015, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into the current income statement, which resulted in a decrease in profit before tax by RMB 4,179 million. As of June 30, 2015, such changes in the assumptions above resulted in an increase in liability reserves for life insurance products by RMB 3,467 million and an increase in liability reserves for long-term health insurance products by RMB 712 million.

Voting result: 12 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the A Share Interim Report for the First Half of 2015 and the H Shares Interim Report for the First Half of 2015

The Board passed the Proposal regarding the A Share Interim Report for the First Half of 2015 and the H Shares Interim Report for the First Half of 2015, including Financial Summary, Chairman’s Statement, Management Discussion and Analysis, Significant Events, Changes in Share Capital and Shareholdings of Substantial Shareholders, Directors, Supervisors, Senior Management and Employees, Financial Reports, and Embedded Value Report.

Voting result: 12 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the 2014 Performance Evaluation Results and the Letter of Responsibility for 2015 Performance Target of the Company’s Senior Management Personnel

Voting result: 12 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the Establishment of Process Management Department of the Company

Voting result: 12 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Company’s Capital Debt Financing

The Board passed the Proposal regarding the Company’s Capital Debt Financing, which mainly sets forth the following: The Company proposes to raise debt capital within the next three years by domestic and overseas multiple issue of debt instruments for replenishment of capital in an amount of not exceeding RMB 80 billion or equivalent in foreign currency, subject to the Company’s then current solvency and market conditions. All proceeds from the domestic and overseas issue of such debt instruments for replenishment of capital will, after deduction of the issue expenses, be used to replenish the Company’s capital so as to enhance its solvency.

The Board agrees to submit this proposal to the shareholders meeting for approval and to authorize the Board to delegate the management of the Company to deal with and decide on all specific matters relating to the issue of debt instruments for replenishment of capital in an amount of not exceeding RMB 80 billion or equivalent in foreign currency subject to the approval of regulatory authorities and based on the market conditions. The authorization has a period of 36 months, effective from the date of approval by the shareholders meeting.

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

6.	Passed the Proposal Regarding the Company’s Offshore Asset Allocation Plan and Entrusted Investment Authorization

The Board passed the Company’s offshore asset allocation plan, and authorized the Company’s management to implement, in the field of entrusted investments only, the relevant matters within the scope of the offshore asset allocation plan, including without limitation the preparation of investment schemes, appointment of investment managers, signing of investment agreements, formation of investment guidelines and account opening. The authorization has a period of three years, effective from the date of authorization.

Voting result: 12 for, 0 against, with no abstention

7.	Passed the Proposal Regarding the 2015 Market-oriented Entrusted Assets Investment Management Contracts and Investment Guidelines for RMB Assets

The Board agreed that the Company may enter into market-oriented entrusted assets investment management contracts and issue related investment guidelines, pursuant to which the Company will entrust 23 asset management institutions to manage its RMB assets. The Company will evaluate the performance of the assets management institutions on an annual basis and for the whole contractual term based on both quantitative and qualitative factors, so as to determine their remunerations, increase or reduction in assets entrusted to them and whether to terminate the engagement. The contracts will become effective on the starting date of the operation of the initial entrusted assets and will expire on December 31, 2017, automatically renewable upon expiry if there is no objection by either party. The assets entrustor has the right to unilaterally cancel the contracts with no reason.

Voting result: 12 for, 0 against, with no abstention

8.	Passed the Proposal Regarding the Management Guidelines on the Investment Entrusted by the Company to China Life AMP Asset Management Co., Ltd.

Voting result: 12 for, 0 against, with no abstention

9.	Passed the Proposal Regarding the Amendment to the Measures for Management of the Related Party Transactions of China Life Insurance Company Limited

Voting result: 12 for, 0 against, with no abstention

10.	Passed the Proposal Regarding the Company’s Internal Audit Work of the First Half of 2015

Voting result: 12 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 26, 2015